

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2011

Via E-mail
Frank Tseng
Chief Financial Officer
Asia Pacific Wire & Cable Corporation Limited
7/Fl. B, No. 132, Sec. 3
Min-Sheng East Road
Taipei, 105, Taiwan
Republic of China

> **Re: Asia Pacific Wire & Cable Corporation Limited**
> **Post-Effective Amendment No. 7 to Form-1 on Form F-3**
> **Filed July 11, 2011**
> **File No. 333-153796**

Dear Mr. Tang:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that Post-Effective Amendment No. 6 to the Form F-1 went effective on October 6, 2010 and contained audited financial statements as of December 31, 2009. Pursuant to Item 8.A of Form 20-F, the last year of audited financial statements may not be older than 15 months at the time of the offering. Accordingly, it appears you were required to update the audited financial statements for this offering by April 1, 2011. Please advise us as to whether any offers or sales were made pursuant to the prospectus during the period in which the financial statements were not current.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Kane at (202) 551-3235 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Michael J. Hagan, Esq. (Via E-mail)
        Thompson Hine LLP
        335 Madison Avenue, Floor 12
        New York, NY 10017